Filed by Enerflex Ltd.

pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Exterran Corporation

Commission File No. 001-36875

ENERFLEX LTD.

CONFERENCE CALL – January 24, 2022

2022 Transaction Announcement Script

<STEFAN ALI>

Thank you, operator, and thanks to everyone joining us today. This morning, Enerflex announced plans to combine with Exterran to create a leading global energy infrastructure platform. On this morning’s call are Marc Rossiter, Enerflex’s President and Chief Executive Officer, and Sanjay Bishnoi, Enerflex’s Senior Vice President and Chief Financial Officer.

In addition to this morning’s press release, Enerflex has posted an investor presentation on its website, which we’ll refer to in this morning’s comments. Today’s discussion will include forward-looking statements regarding expectations for future performance and business prospects. Forward-looking information involves risks and uncertainties, and the stated expectations could differ materially from actual results or performance. For more information, please see the advisory comments within our news release and presentation.

Also note that all financial figures in the presentation and being discussed today are in US dollars unless otherwise stated.

We’ll proceed on the basis that you’ve all taken the opportunity to read this morning’s press release.

I will now turn the call over to Marc.

<MARC ROSSITER>

Thanks, Stefan, and good morning everyone.

We are very excited today to announce the execution of an agreement to combine Enerflex and Exterran; two global leaders in modular energy solutions, each with decades of experience, diversified operations, and outstanding safety and operational performance.

This transaction is exciting for a multitude of reasons. First, I’ll address the financial benefits to shareholders. The transaction approximately doubles adjusted EBITDA, is over 50 percent accretive to Enerflex’s cash flow per share, and subject to final purchase price allocation, is roughly 50 percent accretive to earnings per share, while presenting significant opportunities to improve efficiencies. We are targeting at least $40 million of annual run-rate cost synergies to be fully realized within 12 to 18 months following transaction close.

Second, our respective platforms are highly complementary. For decades, we have conducted business in similar geographies, harnessing our respective expertise in modularized energy solutions. For Enerflex, our core competence as a single source supplier of natural gas compression, gas processing, refrigeration systems, and electric power generation equipment, will be enhanced by Exterran’s expertise in cryogenic applications and produced water reuse and recycling. In addition, the combined entity will have greater financial and operational capabilities required to address both core natural gas markets and Energy Transition initiatives, including CCUS, renewable natural gas, hydrogen, and electrification. For our customers, the increased breadth of our offerings provides unparalleled flexibility, positioning us as a premier supplier for their energy infrastructure needs. Similarly, the added depth to our after-market services business ensures the continuation of quality and timeliness that our customers have come to expect. By combining, we are bringing together the best of our businesses from an operations and skillset perspective, improving our cost competitiveness in the markets where we participate, and leveraging our respective histories of technical excellence in modularized energy solutions.

Third, for over seven years, Enerflex has executed upon its strategic priority of increasing recurring revenues to lessen the impact of industry cycles on its earnings profile. We’ve done so by investing in global energy infrastructure assets that generate stable, predictable recurring revenues. Our goal was to generate at least 50 percent of mid-cycle revenues from recurring sources. As shown on slide of 9 of our presentation, the combined business will achieve that goal on a gross margin basis, and the higher margins associated with our expanded energy infrastructure platform will strengthen our resiliency, improve earnings power, and enhance value for our shareholders. Our manufacturing and service divisions will remain key pillars to Enerflex’s value proposition, adding additional depth in cryogenic gas processing and water reuse and recycling technologies, and differentiating us through our unparalleled global service capabilities.

Lastly, to believe in Enerflex is to believe in natural gas. Natural gas is a growth fuel that together with renewables, will reduce global greenhouse gas emissions. This demand strength is evidenced by our fourth quarter 2021 Engineered Systems bookings of over $300 million, our highest bookings quarter since 2018. As illustrated on slide 6 of the presentation, this transaction deepens our presence within key natural gas growth regions, particularly those that are still progressing toward reliable electricity access for their citizens. Concurrently, as the global energy landscape evolves, so will the needs of our customers, including those who may seek lower-carbon energy transition solutions. Enerflex has served these markets for nearly forty years, with an extensive resume of solutions handling CO2, biofuels, hydrogen, and electricity. With this transaction, our portfolio of environmental solutions expands to include cost-effective treating of produced water, where Exterran brings over 20 years of experience and treatment of over 5 billion barrels of produced water globally.

Today’s transaction will be structured as an all-share deal where each outstanding common stock of Exterran will be exchanged for 1.021 shares of Enerflex. The transaction value represents an 18 percent premium to Exterran’s enterprise value as at January 21, 2022 and implies a 2022 estimated enterprise value to adjusted EBITDA of 3.6x, including synergies. Upon closing of the transaction, the combined company will have approximately 124 million shares outstanding, of which 72.5 percent will be held by Enerflex shareholders and 27.5 percent will be held by Exterran shareholders. The combined entity will carry on business under the Enerflex name and we plan to be dual listed on both the Toronto Stock Exchange and either the New York Stock Exchange or the Nasdaq.

Headquarters for our global enterprise will remain in Calgary, Alberta, Canada and I am excited to continue as President and CEO together with Sanjay Bishnoi as Senior Vice President and CFO. Enerflex will also welcome to its Board of Directors one member of Exterran’s Board. The deal has been unanimously supported by both companies’ Boards and, subject to necessary approvals, we anticipate closing the transaction in the second or third quarter of 2022.

Regarding the pro forma business, Enerflex will benefit from a capital structure that will provide financial flexibility and ample liquidity. The resiliency of our energy infrastructure platform underpins a new bank-adjusted total net leverage covenant of 4.5x and our expected net debt to EBITDA of approximately 3.0x at transaction close is expected to decline to between 2.5x to 3.0x within 12 to 18 months of closing.

I’ll also draw your attention to slide 13. As illustrated, funding of in-flight capital projects will result in 2022 expenditures exceeding the cash generated by the combined entity’s operations. However, beginning in 2023, we expect the combined entity to generate approximately $200-250 million in excess free cash flow, inclusive of synergies. Recall that these are US dollars, with further improvement expected in the following years. Excess free cash flow will prioritize balance sheet strength, shareholder returns of capital, and disciplined investment, in that order.

In closing, this transaction results in improved scale, financial flexibility, downside resiliency, and robust free cash flow generation after 2022. We firmly believe in the merits of the transaction and are excited for the opportunity to move forward as a more efficient company that is better positioned to serve our global markets.

Thank you for joining us. We will now be happy to take any questions

Answer Questions

<MARC ROSSITER>

Thank you, Operator, and everyone joining us on the call. I’ll close by saying that I am as curious about the equipment we build, service, install, and operate today as I was on September 26, 1996, when I started. It was the smell of burning welding rod and machine tool grease; the loud noises of impact tools and steel hitting steel; and the energy of engineers, designers, and tradespeople working together that attracted me to the industry in the first place. This transaction is transformational in scale. It is about creating as positive a future for our shareholders, customers, and suppliers as it is for providing the same positive future for the people at Exterran and Enerflex that will soon be teammates. The transaction is rooted in a profound respect for our collective histories, for the equipment, and for all the people that lay their skilled hands on the equipment to provide energy security for our communities and our world.

I would like to once again thank you for joining us on the call. Have a great day.

No Offer or Solicitation

This transcript is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find It

In connection with the proposed transaction, Enerflex and Exterran will file relevant materials with the Securities and Exchange Commission (“SEC”), including a Registration Statement containing a proxy statement/prospectus on appropriate form of registration statement regarding each of Enerflex and Exterran, respectively, and an information circular regarding Exterran. After the Registration Statement has become effective, the definitive proxy statement/prospectus will be mailed to Exterran stockholders.    The information circular will be mailed to Enerflex shareholders. Both the definitive proxy statement/prospectus and information circular will contain important information about the proposed transaction and related matters. INVESTORS AND SHAREHOLDERS ARE URGED AND ADVISED TO READ THE PROXY STATEMENT/PROSPECTUS AND INFORMATION CIRCULAR, AS APPLICABLE, CAREFULLY WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION AND THE PARTIES TO THE TRANSACTION. The definitive proxy statement, the preliminary proxy statement, the information circular and other relevant materials in connection with the transaction (when they become available) and any other documents filed by Enerflex with the SEC, may be obtained free of charge at the SEC’s website, at www.sec.gov and with Sedar may be obtained free of charge at the Sedar’s website, at www.sedar.com. The documents filed by Enerflex with the SEC and SEDAR may also be obtained free of charge at Enerflex’s investor relations website at https://www.enerflex.com/investors/index.php. Alternatively, these documents, when available, can be obtained free of charge from Enerflex upon written request to Enerflex Ltd., Attn: Investor Relations, Suite 904, 1331 Macleod Trail SE, Calgary, Alberta, Canada T2G 0K3 or by calling +1 403. 387.6377.

Participants in the Solicitation

Enerflex, Exterran and their respective directors and executive officers may be deemed, under SEC rules, to be participants in the solicitation of proxies from the Exterran’s shareholders in connection with the transaction. Information about Exterran’s directors and executive officers and their ownership of Exterran’s securities is set forth in Exterran’s definitive proxy statement on Schedule 14A filed with the SEC on March 17, 2021. You may obtain information about Enerflex’s executive officers and directors in Enerflex’s annual information form, which was filed with the Sedar on February 24, 2021. These documents may be obtained free of charge from the Sedar’s website at www.sedar.com and may also be obtained free of charge at Enerflex’s investor relations website at https://www.enerflex.com/investors/index.php. Alternatively, these documents can be obtained free of charge from Enerflex upon written request to Enerflex Ltd., Attn: Investor Relations, Suite 904, 1331 Macleod Trail SE, Calgary, Alberta, Canada T2G 0K3 or by calling +1 403. 387.6377. Additional information regarding the interests of all such Exterran directors and officers in the proposed transaction will be included in the proxy statement relating to such transaction when it is filed with the SEC.